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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No.1)

                        IMPERIAL HOLLY CORPORATION
- --------------------------------------------------------------------------
                             (Name of Issuer)

  COMMON STOCK, WITHOUT PAR VALUE                   452835AA9
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Steven D. Rubin, Esq.
                         Weil,Gotshal & Manges LLP
                         700 Louisiana, Suite 1600
                           Houston, Texas 77002
                              (713) 546-5030
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              August 29, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     Continued on the following pages

 CUSIP No.       452835AA9               13D             Page 2


     1     NAME OF REPORTING PERSON:    Greencore Group plc

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Ireland
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     3,800,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       3,800,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,800,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  26.9%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No.       452835AA9               13D             Page 3


     1     NAME OF REPORTING PERSON:    Earlsfort Holdings B.V.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Netherlands
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     3,800,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       3,800,000
                      POWER:


    11     AGGREGATE AMOUNT BENEFICIALLY       3,800,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  26.9%

    14     TYPE OF REPORTING PERSON:    CO

               Greencore Group plc ("Greencore") and Earlsfort Holdings B.V. ("Earlsfort" and, together with Greencore, the "Filing Persons") hereby amend and supplement their Report on Schedule 13D, filed with the Securities and Exchange Commission on August 5, 1996 (the "Schedule 13D"), with respect to the beneficial ownership of shares of the common stock, without par value, of Imperial Holly Corporation (the "Issuer").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the
     Schedule 13D.

     ITEM 2.  IDENTITY AND BACKGROUND

               The information contained in the "Schedule B" referenced in
     Item 2 of the Schedule 13D is hereby amended and superseded in its entirety by the new Schedule B attached hereto.

     ITEM 5.   INTEREST IN SECURITIES OF ISSUER

               The response set forth in Item 5 of the Schedule 13D is hereby amended by the addition of the following information:
               (a) On August 29, 1996, the acquisition of 3,800,000 shares of Common Stock by Earlsfort pursuant to the Stock Purchase Agreement, dated July 25, 1996, among the Filing Persons and the Issuer was consummated.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 1 - Joint Filing Agreement, dated September 6, 1996.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GREENCORE GROUP PLC


      September 6, 1996            By:   /s/  Kevin O'Sullivan
     ------------------------         -------------------------------------
            Date                      Name:  Kevin O'Sullivan
                                      Title  Chief Financial Officer and
                                             Director

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   EARLSFORT HOLDINGS B.V.


      September 6, 1996            By:  /s/  Kevin O'Sullivan
     ------------------------         -------------------------------------
            Date                      Name:  Kevin O'Sullivan
                                      Title: Managing Director
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                                   SCHEDULE B
                                   ----------
               The name, present principal occupation, business address and citizenship of the directors and executive officers of Earlsfort Holdings B.V. are set forth below.


                                Present
                                Principal               Business
         Name                   Occupation               Address            Citizenship

         Shareen Perret         Lawyer at IMFC B.V.     Amsteldijk 166      The Netherlands
         Gentil                                         1079 LH,
         Managing Director                              Amsterdam
                                                        The Netherlands

         Henry Samuel           Lawyer at IMFC B.V.     Amsteldijk 166      The Netherlands
         Leijesdorff                                    1079 LH,
         Managing Director                              Amsterdam
                                                        The Netherlands

         Johanna Maria          Legal Assistant at      Amsteldijk 166      The Netherlands
         Christina Rasing       IMFC B.V.               1079 LH,
         Managing Director                              Amsterdam
                                                        The Netherlands

         Benjamin John Power    Chief Administrative    St. Stephen's       Ireland
         Managing Director      Officer of Greencore    Green House,
                                Group plc               Earlsfort
                                                        Terrace, Dublin 2
                                                        Ireland

         Kevin Clive            Chief Financial         St. Stephen's       Great Britain
         O'Sullivan             Officer of Greencore    Green House,
         Managing Director      Group plc               Earlsfort
                                                        Terrace, Dublin 2
                                                        Ireland

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                                  EXHIBIT INDEX
                                  -------------



     Name of Exhibit
     ---------------

     Exhibit 1 - Joint Filing Agreement